Exhibit 21

INFORMATION REGARDING SUBSIDIARIES OF THE REGISTRANT

Name Under Which Subsidiary Does Business	Jurisdiction of Organization
MediaCo Holding Inc.	IN
MediaCo WQHT License LLC	IN
MediaCo WBLS License LLC	IN
FMG Kentucky, LLC	DE
FMG Valdosta, LLC	DE
Fairway Outdoor LLC	DE